UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-6841

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

(Title of plan and address of plan, if different from issuer)

SUNOCO, INC.

(Exact name of issuer of securities held pursuant to the plan)

PENNSYLVANIA	23-1743282
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1818 MARKET STREET, SUITE 1500, PHILADELPHIA, PA 19103

(Address of principal executive offices)

(Zip Code)

(215) 977-3000

(Registrant’s telephone number, including area code)

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Sunoco, Inc. Capital Accumulation Plan

We have audited the accompanying statements of assets available for benefits of the Sunoco, Inc. Capital Accumulation Plan as of December 31, 2011 and 2010, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Ernst & Young LLP

Philadelphia, Pennsylvania

June 28, 2012

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 2011 AND 2010

	2011	2010
Investment in Sunoco, Inc. Defined Contribution Master Trust (at fair value) (Notes 1, 2 and 4)	$1,019,310,557	$1,064,662,264

Notes receivable from participants (Note 1)	15,494,000	17,812,142

Assets available for benefits	1,034,804,557	1,082,474,406

Adjustment to reflect fully benefit-responsive investment contracts at contract value	(18,582,698)	(14,698,987)

Assets available for benefits	$1,016,221,859	$1,067,775,419

See accompanying notes to financial statements.

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010

Additions (deductions)

Employee contributions	$33,003,165	$37,648,455

Employer contributions	29,006,452	24,891,595

Transfers and rollovers (Note 1)	25,036,911	21,647,736

Interest income on note receivable from participants	583,415	774,283

Increase in value of interests in Sunoco, Inc. Defined Contribution Master Trust (Notes 1 and 3)	3,769,350	129,975,456

Benefits paid	(142,428,938)	(145,919,951)

Administrative expenses (Note 2)	(523,915)	(584,293)

Net additions (deductions)	(51,553,560)	68,433,281

Assets available for benefits, beginning of year	1,067,775,419	999,342,138

Assets available for benefits, end of year	$1,016,221,859	$1,067,775,419

See accompanying notes to financial statements.

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS

1.	GENERAL DESCRIPTION

The Sunoco, Inc. Capital Accumulation Plan (Plan) is a combined profit-sharing and employee stock ownership plan. The Plan provides eligibility for membership for certain employees of Sunoco, Inc. and its participating and former subsidiary companies (collectively, Sunoco or the Company) immediately upon hire. All eligible employees are automatically enrolled in the Plan. A participant must be employed at least one year and complete at least 1,000 hours of service with Sunoco in a twelve-month period before he or she is entitled to receive employer contributions in his or her account (see below). The ESOP Fund is an employee stock ownership plan, while the remaining funds form a profit-sharing plan.

The Plan provides an individual account for each participant. Amounts disbursed to participants or transferred among funds are based solely upon amounts contributed to each participant’s account adjusted to reflect any withdrawals and distributions, investment earnings attributable to such account balances, and appreciation or depreciation in the fair value of the account balance. A participant’s account balance is immediately 100% vested.

Effective June 30, 2010, the Montour Oil Service Company Profit Sharing Retirement Plan (the Merged Plan) was merged into the Plan. Accordingly, the assets of the Merged Plan were transferred into the Plan as of the effective date, at which time all participants of the Merged Plan became participants of the Plan and, as a result, were immediately 100% vested in their account balances. Such amounts are reflected in transfers and rollovers in the statements of changes in assets available for benefits for the year ended December 31, 2010.

Contributions:

In general, a participant may make contributions to the Plan of up to 50% in whole percentages of base pay on a pre-tax basis (Pre-Tax Contributions), on a post-tax basis (After-Tax Contributions), or with Roth 401(k) after-tax contributions (Roth 401(k) Contributions). The Plan’s automatic-enrollment provisions provide for initial Pre-Tax Contributions at 3% of base pay. Unless otherwise adjusted by a participant, such automatic-enrollment Pre-Tax Contributions will increase by 2% annually up to a maximum of 11% of a participant’s base pay. Automatic-enrollment contributions are invested in one of twelve retirement funds (collectively, the Target Retirement Funds) as specified by the Plan until a participant changes his or her contribution allocation. For certain participants, limitations imposed by the Internal Revenue Code of 1986, as amended (Code), as described below, restrict their ability to make Pre-Tax Contributions and/or Roth 401(k) Contributions. However, such participants may make After-Tax Contributions such that the sum of their total employee and employer contributions does not exceed other limits imposed by the Plan or the Code.

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

1.	GENERAL DESCRIPTION (Continued)

When participants become eligible to receive employer contributions (see above), Sunoco contributes a full dollar for every dollar a participant contributes up to a maximum of 5% of base pay (Matching Employer Contributions). Effective July 1, 2010, Sunoco instituted a profit-sharing contribution, in addition to Matching Employer Contributions, on behalf of certain Plan participants in connection with the freeze of the Company’s defined benefit pension plans, which was effective June 30, 2010. This profit-sharing contribution will be determined each year at the Company’s discretion and shall be no more than 3% of an eligible participant’s base pay. Participants with 10 years of completed service as of June 30, 2010 are eligible for an additional discretionary profit-sharing contribution of no more than 4% of base pay assuming such participants’ age and completed years of service was at least equal to 60 on that date.

Combined Pre-Tax Contributions and Roth 401(k) Contributions by each participant may not exceed an annual limit which is determined under Internal Revenue Service (IRS) regulations. Except as discussed below, this limit was $16,500 in 2011 and 2010. Participants who reach age 50 by the end of a given plan year are eligible to make such contributions commencing in that year up to a higher limit. This higher limit was $22,000 in 2011 and 2010.

The combined Pre-Tax Contributions, After-Tax Contributions, Roth 401(k) Contributions and Matching Employer Contributions of participants who fall within the classification of “highly compensated employees,” as defined in the Code, may not exceed certain technical limits under the Code. Generally, the allowable percentage of such contributions for the highly compensated employees is dependent upon the percentage of contributions made by all other employees. These limitations may have the effect of reducing the level of contributions initially selected by the highly compensated employees. In addition, the total employee and employer contributions which may be allocated to a participant’s account may be limited by Section 415 of the Code.

The Plan contains a special provision designed to permit the Plan to borrow money to purchase a significant number of shares of Sunoco, Inc. Common Stock. Such borrowing could only occur upon the approval of the Board of Directors of Sunoco, Inc. If this should occur, the securities purchased with the proceeds of such a loan will not be allocated immediately to the accounts of Plan participants but will be held by the Plan in an unallocated suspense account. Securities will be released from the suspense account as the loan is repaid and will be allocated to participants’ accounts according to the ratio which the participant’s compensation bears to the compensation of all participants in the Plan. No participant contributions will be required or permitted in paying off the loan. Further, subject to applicable limitations imposed by Section 415 of the Code and limitations on allocations as set forth in the Plan, any securities which are allocated to participants’ accounts as a result of the repayment of the loan may, at the discretion of the plan administrator, be used to satisfy Sunoco’s obligation with respect to any Matching Employer Contributions. No borrowings had been approved as of December 31, 2011 and 2010.

A participant’s account is credited daily with units representing interests held in each of the funds described below except for the Self-Directed Brokerage Account Fund.

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

1.	GENERAL DESCRIPTION (Continued)

Investment Alternatives:

The Vanguard Fiduciary Trust Company is the Trustee for all Plan investments. Participants have the option of investing in any one or more of eleven core investment funds (the Equity Index Fund; the U.S. Extended Market Equity Index Fund; the Large-Cap Value Fund; the Large-Cap Growth Fund; the Small-Cap Fund; the International Index Fund; the International Equity Fund; the Diversified Investments Fund; the Bond Index Fund; the Capital Preservation Fund; and the Sunoco, Inc. Common Stock Fund) (collectively, the Core Funds), twelve Target Retirement Funds and the Self-Directed Brokerage Account (SDBA) Fund. These funds and the ESOP Fund are invested in corresponding funds with the same investment objectives in the Sunoco, Inc. Defined Contribution Master Trust (Master Trust).

The Master Trust also includes investments from other tax-qualified defined contribution plans of the Company and former subsidiaries. Except for the SDBA Fund, each plan’s relative interest in the individual funds of the Master Trust and the related income (losses) and administrative expenses is determined on a basis proportionate to each plan’s past contributions adjusted to reflect distributions, transfers and prior investment earnings to such funds.

The SDBA investments are held in separate accounts for each participant. If a participant wants to transfer an amount to the SDBA Fund, at a minimum, 10% of his or her account balance must remain invested in the Core Funds and/or Target Retirement Funds. Actual income, losses and investment expenses associated with SDBA investments are recorded directly in the respective participants’ accounts.

At December 31, 2011 and 2010, the Plan’s total interest in the assets of the Master Trust was 91.04% and 91.48%, respectively.

The following table sets forth the Plan’s interest in the total assets of the individual Master Trust funds at December 31, 2011 and 2010:

	2011	2010
Mutual Funds:
Equity Index Fund	88.8045%	89.6898%
U.S Extended Market Equity Index Fund	94.8854%	94.7325%
Large-Cap Value Fund	88.2004%	87.5040%
Large-Cap Growth Fund	91.5051%	92.2572%
Small-Cap Fund	90.0514%	90.7399%
International Index Fund	98.6815%	98.6309%
International Equity Fund	94.8814%	93.8191%
Diversified Investments Fund	88.5400%	89.5667%
Bond Index Fund	90.3475%	91.5118%
Target Retirement Funds	84.3609%	83.8525%
Capital Preservation Fund	90.9157%	90.7806%
Sunoco, Inc. Common Stock Fund	100.0000%	100.0000%
ESOP Fund	100.0000%	100.0000%
SDBA Fund	100.0000%	100.0000%

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

1.	GENERAL DESCRIPTION (Continued)

Set forth below is a brief description of these funds:

Equity Index Fund - a fund to be invested by investment managers in a broadly diversified portfolio of common stocks, other types of equity investments and/or an index fund of large, established, well-known corporations. The Equity Index Fund of the Master Trust is currently invested in a fund managed by The Vanguard Group which is designed to approximate the performance of the Standard & Poor’s 500 Composite Stock Index.

U.S. Extended Market Equity Index Fund - a fund to be invested by investment managers in a portfolio of common stocks, other types of equity investments and/or an index fund of primarily small-to-medium-sized United States companies diversified across a broad range of industry sectors. The U.S. Extended Market Equity Index Fund of the Master Trust is currently invested in a fund managed by The Vanguard Group which is designed to approximate the performance of the Standard & Poor’s Completion Index.

Large-Cap Value Fund - a fund to be invested by investment managers in a broadly diversified portfolio of temporarily undervalued common stocks of primarily large, established, well-known United States corporations. The Large-Cap Value Fund of the Master Trust is currently invested in a stock fund actively managed by Dodge & Cox.

Large-Cap Growth Fund - a fund to be invested by investment managers in a portfolio of stocks of primarily large, high-quality United States companies that have superior growth potential. The Large-Cap Growth Fund of the Master Trust is currently invested in a stock fund actively managed by T. Rowe Price Associates, Inc.

Small-Cap Fund - a fund to be invested by investment managers in a portfolio of stocks of primarily small-to-medium-sized United States companies that are undervalued or offer superior earnings growth. The Small-Cap Fund of the Master Trust is currently invested in a stock fund actively managed by T. Rowe Price Associates, Inc.

International Index Fund - a fund to be invested by investment managers in a portfolio of common stock holdings of companies in Europe, the Pacific region and emerging market countries which is designed to approximate the performance of the MSCI All Country World ex USA Investable Market Index. This fund is subject to foreign currency exchange rate risk and “single country” investment risk. The International Index Fund of the Master Trust is currently invested in a portfolio managed by The Vanguard Group.

International Equity Fund - a fund to be invested by investment managers in a diversified portfolio of common stocks and other types of equity investments of companies based outside the United States. This fund is subject to foreign currency exchange rate risk and “single country” investment risk. The International Equity Fund of the Master Trust is currently invested in a portfolio actively managed by Dodge & Cox.

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

1.	GENERAL DESCRIPTION (Continued)

Diversified Investments Fund - a fund to be invested by investment managers in a broadly diversified portfolio of equity investments, which include equity investments representative of and designed to track the performance of the MSCI U.S. Broad Market Index, and fixed income securities which are designed to track the performance of the Barclays Capital U.S. Aggregate Float Adjusted Bond Index. The allocation of fund assets is established to maintain a 60%/40% mix of equity securities and fixed income investments. The Diversified Investments Fund of the Master Trust is currently invested in an asset allocation fund actively managed by The Vanguard Group.

Bond Index Fund - a fund to be invested by investment managers in a broadly diversified portfolio of U.S. government-backed and agency obligations and fixed income securities of corporations that are rated “investment grade.” The Bond Index Fund of the Master Trust is currently invested in a bond fund managed by The Vanguard Group which is designed to track the performance of the Barclays Aggregate Bond Index.

Target Retirement Funds - consists of twelve funds to be invested by investment managers in a portfolio of equity investments and fixed income securities with an emphasis on capital appreciation and income. These funds utilize asset allocation strategies designed for target retirement dates ranging from 2010 to 2060 which gradually shift to a more conservative asset allocation as such dates approach. The Target Retirement Funds of the Master Trust are currently invested in a diversified portfolio of funds actively managed by The Vanguard Group.

Capital Preservation Fund - a fund to be invested in: (1) contracts with insurance companies or other financial institutions backed by the types of obligations described in (3) and (4) below (synthetic investment contracts); (2) contracts with insurance companies or other financial institutions where the repayment of principal and payment of interest at a fixed or variable rate for a fixed period of time are backed by the financial strength of such financial institutions (traditional investment contracts); (3) U.S. government-backed and agency obligations; and (4) fixed income securities of corporations primarily rated “investment grade” and high-quality asset-backed securities primarily rated “AAA.” The Capital Preservation Fund of the Master Trust is currently managed by BNY Mellon Asset Management.

Sunoco, Inc. Common Stock Fund - a fund to be invested principally in Sunoco, Inc. Common Stock. Cash contributions directed for investment in the Sunoco, Inc. Common Stock Fund are used by the Trustee to purchase Sunoco, Inc. Common Stock on securities exchanges, from Sunoco, Inc., or from any other bona fide offeror of such Sunoco, Inc. Common Stock, at the lowest price obtainable at the time. The Sunoco, Inc. Common Stock Fund of the Master Trust is currently managed by State Street Global Advisors.

ESOP Fund - a fund to be invested principally in Sunoco, Inc. Common Stock, which constitutes an employee stock ownership plan under Section 4975(e)(7) of the Code. No contributions are invested directly in the ESOP Fund. The ESOP Fund of the Master Trust is currently managed by State Street Global Advisors.

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

1.	GENERAL DESCRIPTION (Continued)

SDBA Fund - a fund to be invested by participants in a wide range of investment choices including common stocks listed on major U.S. exchanges, over-the-counter stocks, bonds and eligible mutual funds. The fund may not be invested in: Sunoco, Inc. securities; the Core Funds; the Target Retirement Funds; investments that would cause unrelated business taxable income; real estate and real estate investment trusts; tax-exempt securities; derivatives; or foreign securities not traded domestically. Investments are currently made as directed by participants and are purchased through Vanguard’s Brokerage Option account.

Each of the above funds may invest in short-term investments for the purpose of administering the funds, including satisfying the transfer and withdrawal requests of participants.

The following table details the Plan’s investments (at fair value) in the assets of the Master Trust funds at December 31, 2011 and 2010:

	2011	2010
Mutual Funds:
Equity Index Fund	$125,897,416	$145,162,190
U.S Extended Market Equity Index Fund	55,853,491	66,774,307
Large-Cap Value Fund	42,500,905	51,058,508
Large-Cap Growth Fund	14,534,016	15,820,655
Small-Cap Fund	29,285,481	29,991,691
International Index Fund	22,551,194	28,920,460
International Equity Fund	30,015,129	39,823,156
Diversified Investments Fund	59,788,242	71,775,061
Bond Index Fund	74,796,787	70,164,693
Target Retirement Funds	82,810,956	65,013,772
Capital Preservation Fund	382,564,171	362,461,903
Sunoco, Inc. Common Stock Fund	53,299,834	65,116,394
ESOP Fund	18,972,802	21,883,413
SDBA Fund	26,440,133	30,696,061

Investment in Sunoco, Inc. Defined Contribution Master Trust	$1,019,310,557	$1,064,662,264

At December 31, 2011 and 2010, the Capital Preservation Fund of the Master Trust was principally invested in synthetic investment contracts.

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

1.	GENERAL DESCRIPTION (Continued)

The traditional investment contracts are unsecured, general account obligations of insurance companies which are backed by the general assets of the insurance company that is obligated by the investment contract. Crediting rates for these contracts are typically fixed for the life of the contract.

The synthetic investment contracts are composed of underlying assets and “wrappers,” which are contracts that enable withdrawals to be made at contract (book) value, rather than at the fair value of the underlying assets. The contracts have underlying assets invested either directly or through collective trust funds in government agency-backed mortgage obligations, government and corporate bonds and other asset-backed securities. The contracts are presented below in two separate portfolios based upon the investment strategy for the underlying assets. The assets in the “Buy and Hold Portfolios” are expected to be held until maturity, while the assets in the “Managed Portfolios” are actively managed by Pacific Investment Management Company, Western Asset Management Company and Prudential to reflect changing market conditions. Contract crediting rates for synthetic investment contracts are reset at least quarterly, as specified in the respective contracts, and will have an interest crediting rate not less than zero percent. The interest crediting rate on synthetic investment contracts is based on the book value of the contract and the market yield, market value and average duration of the underlying assets. The interest crediting rate of synthetic investment contracts is affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial interest crediting rate is established based on the market interest rates at the time the underlying portfolio is established.

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

1.	GENERAL DESCRIPTION (Continued)

The following table details for each traditional and synthetic investment contract the respective interest crediting rates and percentage of the assets of the Capital Preservation Fund of the Master Trust at December 31, 2011 and 2010:

Financial Institutions Providing Wrapper	Average Interest Crediting Rate		% of Master Trust Capital Preservation Fund Assets at 12/31
	2011	2010	2011		2010
Traditional Investment Contracts:
Metropolitan	1.20%	—%	3		—
Prudential	1.12%	—%	2		—

Buy and Hold Portfolios:
Monumental Life Insurance Company	4.92%	4.91%	1		3
State Street Bank	5.09%	5.00%	5		14
Natixis Financial Products	—%	3.69%	—		1
Natixis Financial Products	—%	1.63%	—		1

Managed Portfolios:
Bank of America	3.27%	4.28%	21		21
Monumental Life Insurance Company	3.29%	4.35%	29		29
Prudential	3.92%	—%	21		—
AIG Financial Products	—%	4.39%	—		21

			82	%*	90	%*

*	The other 18% and 10% of net assets of the Capital Preservation Fund of the Master Trust at December 31, 2011 and 2010, respectively, were invested in short-term investment and stable-value collective trust funds actively managed by The Vanguard Group and Goode Investment Management, Inc. (8% and 10% at December 31, 2011 and 2010, respectively) and short-term investments (10% at December 31, 2011). The stable-value collective trust fund is comprised of investments similar to others found in the Capital Preservation Fund.

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

1.	GENERAL DESCRIPTION (Continued)

Over time, the contracts will earn the rate of return of the underlying assets.

The average aggregate interest crediting rates at December 31, 2011 and 2010 for all investment contracts were 3.47% and 4.41%, respectively. The average aggregate yields for the years ended December 31, 2011 and 2010 for all of the investments in the Capital Preservation Fund of the Master Trust were 2.69% and 3.78%, respectively.

Certain employer-initiated events, such as bankruptcy, plant closings, plan termination, and early retirement incentives, could limit a participant’s ability to make withdrawals from the Capital Preservation Fund at contract (book) value.

The insurance companies and other financial institutions may terminate synthetic or traditional investment contracts and settle them at amounts other than contract value in certain limited circumstances, including: a change in the qualification status of the Plan; breach of material obligations under the contract or misrepresentation by the contract holder; or failure of the underlying portfolios to conform to pre-established investment guidelines.

Employer Contributions:

Employer contributions are invested in each of the funds in the same proportion as the participant’s contributions are invested in such funds.

Investment Earnings Reinvestment/Distribution:

Earnings from dividends and interest in all funds (except the ESOP Fund and the SDBA Fund) are retained by the Trustee and reinvested in the same fund. A participant who has funds in the ESOP Fund may elect to receive a payment equal to the dividends due on all Sunoco, Inc. Common Stock attributable to his or her account in the ESOP Fund (dividend equivalents) if they exceed $10. Dividends on Sunoco, Inc. Common Stock in the ESOP Fund for which a participant has not elected to receive a dividend equivalent distribution, or which are not eligible for payment, are credited to his or her account in the ESOP Fund and are reinvested in Sunoco, Inc. Common Stock by the Trustee. Earnings from dividends and interest in the SDBA Fund may, at the participant’s election, be reinvested either in eligible securities or short-term investments that are credited directly to the participant’s account.

Rollovers, Withdrawals and Transfers:

Certain employees of Sunoco may roll over the taxable and non-taxable portions of a distribution from a tax-qualified plan of a previous employer into the Plan, provided certain conditions imposed by the plan administrator are met. Such transfers are reflected in transfers and rollovers in the statements of changes in assets available for benefits.

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

1.	GENERAL DESCRIPTION (Continued)

Employees who terminate employment and elect to defer the distribution of their Plan account may also directly roll over the taxable and non-taxable portions of distributions from other Sunoco tax-qualified plans into the Plan.

Upon retirement or other termination of employment, the balances credited to a participant’s account will be held in the Plan until the participant reaches age 70 1/2 at which time the participant must begin receiving at least minimum distributions as defined by the Code (Minimum Distributions), unless the participant elects an earlier distribution. However, if the participant is still employed at age 70 1/2, Minimum Distributions will commence at retirement, unless the participant elects another type of distribution at that time. Alternatively, a participant who terminates service may request that the account balance be transferred directly to an individual retirement account or annuity or a defined contribution plan maintained by a successor employer. Retirees or terminated vested persons, regardless of age, may elect to take periodic distributions either through withdrawals every six months in varying amounts or in substantially equal payments every six months over the participant’s remaining life expectancy. Upon the death of a participant, the assets of the deceased are distributed to the designated beneficiaries based on the elections made as permitted by the Plan.

Withdrawals from the Equity Index Fund, U.S. Extended Market Equity Index Fund, Large-Cap Value Fund, Large-Cap Growth Fund, Small-Cap Fund, International Index Fund, International Equity Fund, Diversified Investments Fund, Bond Index Fund, Capital Preservation Fund and Target Retirement Funds may be made in cash as a lump sum or through periodic payments. Withdrawals from the Sunoco, Inc. Common Stock Fund and the ESOP Fund are made in the form of Sunoco, Inc. Common Stock or cash at the participant’s discretion. Withdrawals of Sunoco, Inc. Common Stock are valued at the closing market price on the day the notice of withdrawal has been processed by the Plan. Withdrawals from all investment funds, except the SDBA Fund, will be distributed from participants’ investment funds on a pro rata basis.

Account balances in the SDBA Fund cannot be withdrawn directly. Participants must first liquidate investments held in the SDBA Fund and transfer sufficient proceeds to the other investment funds from which the withdrawal or a loan to the participant (see below) can be made.

While actively employed, a participant generally is not entitled to withdraw Pre-Tax Contributions or Roth 401(k) Contributions, including any earnings thereon. A participant, during employment, may withdraw up to 100% of Matching Employer Contributions, including any earnings thereon, and his ESOP sub-account under the ESOP Fund, if any, provided that such contributions have been in the Plan for two years. In addition, a participant may withdraw up to 100% of After-Tax Contributions and rollover contributions including any earnings thereon. Such withdrawals are permitted once every six months and are subject to applicable withholdings in accordance with the Code. These withdrawals may also be subject to penalties dependent upon the participant’s age and status.

A participant may transfer investments among all funds, subject generally to the following rules. A participant may elect to change the investment allocation percentage for any fund or elect to transfer a specified dollar amount from such funds. Transfers or changes in fund allocation percentages may be made daily, subject to any limitations imposed by the funds.

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

1.	GENERAL DESCRIPTION (Continued)

Should total withdrawals or transfers from a fund cause the Trustee to liquidate securities, resulting in a gain or loss to the fund, such gain or loss will be allocated, pro rata, among the participants who made such withdrawals or transfers.

Notwithstanding the foregoing, benefit payments shall be made in accordance with the Code and IRS regulations and shall be made to a participant and/or his or her designated beneficiary not later than April 1 of the calendar year following the calendar year in which the participant attains 70 1/2 years of age or, if employed at age 70 1/2, at retirement.

Notes Receivable from Participants:

Notes receivable from participants represent participant loans that are carried at their unpaid principal balance plus accrued interest. The plan administrator has the authority, at his sole discretion, to direct the Trustee to lend a participant an amount not exceeding certain portions of the participant’s account balance in the Plan. Participants are eligible to borrow if they are on the active payroll of Sunoco and have a Plan account balance of at least $2,000. The minimum loan amount is $1,000, while the maximum loan amount is the lesser of (a) $50,000 adjusted downward by the highest outstanding loan balance in the past twelve months or (b) one-half the value of the participant’s account balance. Participants are permitted to borrow only once in a twelve-month period and to have no more than two loans outstanding at any time. A participant’s Roth 401(k) Contributions, including any earnings thereon, are not available for loans but are included for purposes of determining the maximum loan amount available. Loan proceeds are withdrawn from each fund in which the participant has an account balance (except for the SDBA Fund) on a pro rata basis and are not taxable to the participant when received. Any loan which is not repaid according to its terms is in default and the outstanding loan balance (including accrued interest thereon) is treated as a distribution from the Plan. Loans may be prepaid in full but only after they have been outstanding for at least six months. As participant loans (including interest thereon) are repaid, amounts are transferred into the funds in the same proportion as the participant’s current contributions. Such loans are reflected as notes receivable from participants in the accompanying statements of assets available for benefits.

Plan Termination:

Although it has not expressed any intent to do so, Sunoco has the right to terminate the Plan. In the event of Plan termination, participants will remain 100% vested in their account balances.

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting, except benefits paid to participants and asset transfers, which are recorded when paid.

Use of Estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual amounts could differ from these estimates.

Risk and Uncertainties:

The Plan invests in various investment securities, which are exposed to interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect a participant’s account balance and the amounts reported in the statements of assets available for benefits.

Fair Value Measurements:

The Plan’s assets available for benefits are measured at fair value. Fair value is determined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As required by existing accounting guidance, valuation techniques were used that maximize the use of observable inputs (levels 1 and 2) and minimize the use of unobservable inputs (level 3) within the fair value hierarchy included in such guidance. The “market approach” was generally applied to determine the fair value of the applicable Plan assets. This method uses pricing and other information generated by market transactions for identical or comparable assets and liabilities. Assets and liabilities are classified within the fair value hierarchy based on the lowest level (least observable) input that is significant to the measurement in its entirety.

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments:

The valuation of the Plan’s interests in mutual funds or its relative interest in such funds held by the Master Trust is primarily based on the closing market price of the assets held in the funds on the last business day of the Plan year. Collective trust funds are valued at net asset value per share, which is determined by dividing the fair value of a fund’s net assets by the number of fund units outstanding at the valuation date. The Plan’s relative interest in investments in investment contracts with insurance companies or other financial institutions held by the Master Trust are stated at fair value with a separate adjustment in the statements of assets available for benefits to reflect fully benefit-responsive investment contracts at contract value. Contract value represents contributions made under the contract plus interest accrued at the contract rate less any withdrawals. The fair value of traditional investment contracts is determined using future cash flows which are discounted using observable rates with comparable durations. Synthetic investment contracts earn interest at rates that are reset at least quarterly as specified in the respective contracts. The valuation of synthetic investment contracts is determined based on the fair value of the underlying assets of such contracts, which includes government obligations, corporate bonds and asset-backed securities. The fair values of the underlying assets of synthetic investment contracts are measured using quoted market prices when available or using a market approach pricing methodology, where observable prices are obtained by market transactions involving identical or comparable securities of issuers with similar credit ratings. The valuation of Sunoco, Inc. Common Stock is based on the closing market price reported on the New York Stock Exchange on the last business day of the Plan year. Investments held in the SDBA Fund, which consist largely of equity securities and mutual funds, are primarily valued at their closing market prices on the last business day of the Plan year. Short-term investments are valued at cost, which approximates fair value.

Purchases and sales of investments are reflected on a trade-date basis. Dividend income is reported on the ex-dividend date while interest income is recorded as earned on an accrual basis. The net appreciation (depreciation) in the fair value of investments, which consists of realized gains (losses) and unrealized appreciation (depreciation), is reported as a component of the increase in value of interests in the Master Trust (Note 3).

Administrative Expenses:

All brokerage fees, taxes and other expenses incurred in administering the Plan are paid out of the respective assets of each fund. Expenses incurred by investment managers, which amounted to approximately $2,685,000 and $2,645,000 for the years ended December 31, 2011 and 2010, respectively, are included as a reduction of the net investment income of the funds and, accordingly, are not included in administrative expenses in the accompanying statements of changes in assets available for benefits. Cost of services provided by Sunoco employees are paid by the Company. Participants with investments in the SDBA Fund and/or the participant Loan Fund are charged a separate administrative fee which is deducted from their investments in the Core Funds and Target Retirement Funds.

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

3.	SUPPLEMENTAL INFORMATION

The increase in value of interests in the Master Trust for the years ended December 31, 2011 and 2010 was comprised of the following:

	2011	2010
Net appreciation (depreciation) in fair value of investments
Mutual Funds:
Equity Index Fund	$344,697	$16,544,838
U.S. Extended Market Equity Index Fund	(2,931,170)	13,872,217
Large-Cap Value Fund	(2,534,698)	5,514,258
Large-Cap Growth Fund	(201,198)	2,241,459
Small-Cap Fund	(2,739,833)	6,051,321
International Index Fund	(4,735,968)	2,391,009
International Equity Fund	(6,486,183)	4,242,768
Diversified Investments Fund	(1,145,396)	8,885,844
Bond Index Fund	2,488,967	1,467,610
Target Retirement Funds	(2,184,511)	5,626,345
Capital Preservation Fund	9,714,551	12,947,866
Sunoco, Inc. Common Stock and ESOP Funds	1,313,278	33,924,228
SDBA Fund	(2,434,881)	3,278,143

	(11,532,345)	116,987,906
Dividend Income on Sunoco, Inc. Common Stock	1,138,494	1,431,001
Dividend income from other Core Funds and Target Retirement Funds	14,102,436	11,496,043
Interest income from Core Funds	60,765	60,506

	$3,769,350	$129,975,456

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

4.	FAIR VALUE MEASUREMENTS

The following tables set forth the assets measured at fair value, by input level, in the statements of assets available for benefits at December 31, 2011 and 2010:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

December 31, 2011
Mutual funds:
U.S. equities	$268,071,309	$—	$—	$268,071,309
Balanced funds	142,599,198	—	—	142,599,198
Fixed income fund	74,796,787	—	—	74,796,787
International equities	52,566,323	—	—	52,566,323
Traditional investment contracts	—	15,975,203		15,975,203
Synthetic investment contracts	24,070,864	275,307,214	—	299,378,078
Sunoco, Inc. stock funds	72,272,636	—	—	72,272,636
Short-term money market fund	25,204,754	—	—	25,204,754
Participant-directed investments	26,440,133	—	—	26,440,133
Collective trust fund	—	6,270,977	—	6,270,977
Wrapper contracts	—	—	278,891	278,891
Short-term investments	35,456,268	—	—	35,456,268

Total investments at fair value	$721,478,272	$297,553,394	$278,891	$1,019,310,557

December 31, 2010
Mutual funds:
U.S. equities	$308,807,351	$—	$—	$308,807,351
Balanced funds	136,788,833	—	—	136,788,833
Fixed income fund	70,164,693	—	—	70,164,693
International equities	68,743,616	—	—	68,743,616
Synthetic investment contracts	61,948,496	265,817,918	—	327,766,414
Sunoco, Inc. stock funds	86,999,807	—	—	86,999,807
Short-term money market fund	28,002,717	—	—	28,002,717
Participant-directed investments	30,696,061	—	—	30,696,061
Collective trust fund	—	6,021,409	—	6,021,409
Wrapper contracts	—	—	671,363	671,363

Total investments at fair value	$792,151,574	$271,839,327	$671,363	$1,064,662,264

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

5.	NEW ACCOUNTING PRONOUNCEMENT

In May 2011, new accounting guidance was issued relating to improving the comparability of fair value measurements and disclosures between U.S. generally accepted accounting principles and International Financial Reporting Standards. Among other things, the new guidance provides amendments to existing fair value measurement and disclosure requirements to clarify the application of such requirements and requires additional fair value disclosures in certain instances. The Plan’s management is currently evaluating the impact of this guidance, which must be implemented prospectively in Plan financial statements beginning with the 2012 plan year.

6.	INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated July 22, 2009, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator will take all steps necessary, if any, to maintain the Plan’s qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Plan management has concluded that as of December 31, 2011, there are no uncertain tax positions taken or expected to be taken. The Plan has not recognized any interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes that the Plan is no longer subject to income tax examinations for years prior to 2008.

7.	SUBSEQUENT EVENTS

On January 17, 2012, Sunoco completed the separation of SunCoke Energy, Inc. (SunCoke Energy) from Sunoco by distributing its 81 percent ownership interest of SunCoke Energy common stock to Sunoco shareholders by means of a spin-off. The distribution was in the form of a pro rata stock dividend to Sunoco shareholders of record on January 5, 2012. Plan participants who were vested in the Sunoco, Inc. Common Stock Fund and/or ESOP Fund at that date received 0.53 of a share of SunCoke Energy common stock for each share of Sunoco common stock held in the Plan. The SunCoke Energy common stock will be held in a temporary fund (the SunCoke Energy Common Stock Fund) until such stock is liquidated from the Plan. The SunCoke Energy Common Stock Fund is closed to new investments by Plan participants. The liquidation of the SunCoke Energy Common Stock Fund will commence at the discretion of Sunoco’s Benefits Plan Investment Committee (BPIC) and is expected to be carried out within nine months following the spin-off. Plan participants can transfer their investment in the SunCoke Energy Common Stock Fund to other investment alternatives of the Plan at any time prior to the commencement of the liquidation described above. Once the liquidation is initiated by the BPIC, participants will no longer be able to transfer their investment out of the SunCoke Energy Common Stock Fund and will receive a prorated share of liquidation proceeds allocated to other investment alternatives of the Plan in accordance with their current contribution allocation elections.

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

7.	SUBSEQUENT EVENTS (Continued)

On April 30, 2012, Sunoco announced that it had entered into a definitive merger agreement (Merger Agreement) to be acquired by Energy Transfer Partners, L.P. (ETP). Under the terms of the Merger Agreement, which has been unanimously approved by the boards of directors of both companies, Sunoco shareholders can elect to receive, for each Sunoco common share they own, either $50.00 in cash, 1.0490 ETP common units or a combination of $25.00 in cash and 0.5245 ETP common units. The aggregate cash paid and common units issued will be capped so that the cash and common units will each represent 50 percent of the aggregate consideration. The cash elections and common unit elections will be subject to proration to satisfy this cap. Upon closing, Sunoco shareholders are expected to own approximately 20 percent of the ETP common units. The transaction is expected to close in the third or fourth quarter of 2012, subject to approval of Sunoco shareholders and customary regulatory approvals. The Merger Agreement provides that Sunoco shall eliminate the investment funds holding Sunoco common stock prior to the closing of the transaction. The Merger Agreement also provides that ETP may request that Sunoco terminate the Plan subject to the terms of the Plan and applicable law prior to the closing date. Sunoco management is currently evaluating how the Plan will be impacted if the merger is completed.

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

PN 002

EIN 23-1743282

FORM 5500 SCHEDULE H, Line 4i:

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

*Loans to Participants	Interest rates ranging from 3.25% to 8.75%	$15,494,000

*	Indicates party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNOCO, INC. (Registrant)

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

BY	/s/ Joseph P. Krott
Joseph P. Krott
Comptroller, Sunoco, Inc.
(Principal Accounting Officer)

DATE	June 28, 2012

EXHIBIT INDEX

Exhibit Number	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm for the Sunoco, Inc. Capital Accumulation Plan.